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                 June 5, 2020

       Christopher M. Abundis
       Executive Vice President, Chief Financial Officer, GC & Secretary SilverBow Resources, Inc.
       575 North Dairy Ashford, Suite 1200
       Houston, Texas 77079

                                                        Re: SilverBow
Resources, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 29, 2020
                                                            File No. 333-238778

       Dear Mr. Abundis :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              David Oelman, Esq.